Mail Stop 4561

December 23, 2008

Mr. J. Patrick Lashinsky
Chief Executive Officer, President and Director
ZipRealty, Inc.
2000 Powell Street, Suite 300
Emeryville, CA 94608

> **Re:** **ZipRealty, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed March 17, 2008**
> **File No. 000-51002**

Dear Mr. Lashinsky:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

If our arrangements for providing core services become impaired…, page 25

1.   We note the discussion under this subheading regarding the company's core services arrangement with E-Loan, Inc. Please explain to us why this and other "core services" agreements should not be filed pursuant to Item 601(b)(10) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Product development, page 52

2.   We note the disclosure under this heading with respect to the company's product development expenses. In future filings, please reconcile the inconsistency between paragraphs two and three regarding the increase of product development expenses as a percentage of net revenues.

Compensation discussion and analysis, page 18

3.   In future filings, consider elaborating on the role of the executive officers in the compensation process. Please refer to Item 402(b)(2)(xv) of Regulation S-K.

Principal elements of compensation, page 19

4.   We note that the compensation committee has relied upon specific performance goals established at the beginning of the fiscal year in determining annual salary increases. In future filings, please elaborate on the company's specific performance goals and the manner by which these goals are determined by the compensation committee. Please refer to Item 402(b)(2)(v) of Regulation S-K.

Annual incentive compensation, page 20

5.   It appears that individual performance was a significant factor in how the compensation committee determined amounts to be paid as variable compensation. Much of the disclosure on pages 20-22, for example, focuses on general individual performance objectives considered by the committee. This general discussion should be replaced with a more specific analysis of how the compensation committee considered and used individual performance to determine specific levels of executive compensation. If the company focused on specific individual performance goals, as indicated in the disclosure, please include a complete discussion of each element of individual performance and contribution that the committee took into account when setting the various forms and levels of compensation. Please refer to Item 402(b)(2)(v) of Regulation S-K. Please revise the disclosure accordingly in future filings.

6.   We note that the company has not quantified the target and sub-target thresholds used to determine incentive compensation eligibility. In future filings, please discuss the specific items of company performance used to determine annual and long-term incentive compensation amounts and how these amounts are specifically structured around such performance goals and individual objectives. For example, please identify the minimum revenue and earnings thresholds for FY2007 which served as a basis for payment of Mr. Lashinsky's incentive award discussed on page 21. Please note that qualitative goals generally need to be presented to conform to the requirements of 402(b)(2)(v) and (vi) of Regulation S-K and Instruction 4.

7.   We note the discussion on page 21 regarding the compensation committee's discretion in final incentive award payment based on individual performance. In future filings, please explain how the discretionary component of incentive awards is measured.

*****

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or the undersigned at (202) 551-3233 with any questions.

Sincerely,

Tom Kluck
Branch Chief